November 16, 2007

via Federal Express and EDGAR

Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Response to SEC Staff Comments dated October 30, 2007 on the Cabot Oil & Gas Corporation 2006 Form 10-K

Dear Mr. Skinner:

We are responding to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) by a letter dated October 30, 2007 regarding our 2006 Form 10-K. For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text. The reference to page numbers in the responses to the comments correspond to the pages in the Form 10-K. With respect to the Staff’s comments, we would propose to revise our future filings under the Securities Exchange Act of 1934 as indicated in our response.

Form 10-K filed February 28, 2007, File No. 001-10447

Engineering Comments

General

1.	Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If possible, please provide this on CD ROM. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C.

We have enclosed with the hard copy of this letter a CD-ROM labeled “COG 2006 Reserve Report” which includes a copy of our 2006 reserve report (total company reserves by reserve classification, as well as regional reserve information by reserve classification). In addition, we have included a Proved Reserves Field Summary Report that reflects total reserves and PV 10% value by field. Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 418(b) under the

United States Securities and Exchange Commission

November 16, 2007

Securities Act of 1933, we request that the Staff return to us the CD-ROM and any paper copies printed therefrom upon completion of its review of such materials. For the convenience of the Staff, a return envelope has been enclosed for this purpose. We believe that the return of such material is consistent with the protection of investors and with the provisions of the Freedom of Information Act (5 U.S.C. § 552).

Business, page 3

2.	Please revise your document to include all the required information about your principal fields. If you have fields that are of major significance provide maps and more detailed information. See Instruction 3 of Item 102 of Regulation S-K for reference.

We have reviewed the information presented in our 2006 Form 10-K and believe that it satisfies the requirements of Item 102 of Regulation S-K and Instruction 3 thereof as discussed below.

Under the caption “Business—Overview” in Item 1 of our 2006 Form 10-K, we disclose production details for the 2005 and 2006 periods as well as an analysis of the primary reasons for changes between years. We also include several tables discussing natural gas, liquid and total reserves, both developed and undeveloped, for each of our operating regions. We provide detailed analysis for each operating region which includes, but is not limited to: 1) regional areas or basins where our drilling activities are concentrated; 2) drilling depths and principal producing intervals and formations; 3) capital and exploration expenditures spent during the year and budgeted for the following year; 4) wells drilled during the year and budgeted for the following year; 5) well counts in each region and the number of wells we operate; 6) production information for both natural gas and crude oil and 7) proved reserves in the region.

In addition, on page 12 under the heading “Acreage,” we provide detailed information by state regarding our total leasehold and mineral acreage positions, as well as developed and undeveloped acreage positions, both gross and net. We also provide acreage information by region on page 13. On page 14, we provide tables presenting wells that we own in whole or by working interest (both gross and net) by region as well as detailed drilling activity (both gross and net) by region.

In connection with the requirements of Instruction 3 of Item 102 regarding individual properties of major significance, we reviewed a field by field ranking of reserves and PV 10% value of all of our properties. We note that no single field makes up more than 7% of such total value. Accordingly, we believe that no individual properties are of a major significance to the Company. We will consider this requirement in future filings should any of our properties be determined to be of major significance.

United States Securities and Exchange Commission

November 16, 2007

Risk Factors, page 19

Our future performance depends on our ability to find or acquire additional natural gas and oil reserves that are economically recoverable, page 21

3.	You state that the production rate declines as reserves are depleted. Please expand this risk factor to include the forecasted future decline rates of your total proved producing properties from your reserve report. If it changes over time disclose that also.

In future filings, beginning with our 2007 Form 10-K, we will address production rate declines by disclosing the four year forward-looking decline rates for proved developed producing reserves reflected in our reserve report. If the revised disclosure had been included in our 2006 Form 10-K, it would have read substantially as follows:

“Our reserve report estimates that production from our proved developed producing reserves as of December 31, 2006 will decline at estimated rates of 13%, 17%, 14% and 11% during 2007, 2008, 2009 and 2010, respectively. Future development of proved undeveloped and other reserves currently not classified as proved developed producing will impact these rates of decline. Because of higher initial decline rates from newly developed reserves, we consider this pattern fairly typical.”

We have limited control over the activities on properties we do not operate, page 22

4.	Please expand this risk factor to disclose the percentage of properties and/or reserves that you do not operate.

In future filings, beginning with our 2007 Form 10-K, we will disclose the total percentage of gross and net wells that we do not operate. If the revised disclosure had been included in our 2006 Form 10-K, it would have read substantially as follows:

“We have limited control over the activities on properties we do not operate. Non-operated wells represented approximately 15% of our total owned gross wells, or approximately 4.5% of our owned net wells, as of December 31, 2006.”

United States Securities and Exchange Commission

November 16, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Potential Impact of our Critical Accounting Policies, page 36

Oil and Gas Reserves, page 36

5.	You state that the process of estimating reserves is inherently uncertain. Please reconcile this with the fact that proved reserves are the reserve quantities you estimate from the geological and engineering data that are reasonably certain of being recovered. If you are not reasonably certain of recovering the quantities of oil and gas reserves that you disclose please revise your reserves such that you are reasonably certain of recovering them.

In future filings, beginning with our 2007 Form 10-K, we will amend the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Potential Impact of our Critical Accounting Policies—Oil and Gas Reserves” and related disclosure under “Risk Factors” to remove references to the word “uncertain.” The first paragraph of the MD&A disclosure will read substantially as follows:

“The process of estimating quantities of proved reserves is inherently imprecise, and the reserve data included in this document are only estimates. The process relies on interpretations of available geologic, geophysical, engineering and production data. The extent, quality and reliability of this technical data can vary, particularly among the four regions in which we operate. The estimation of reserves for certain properties sold in 2006 as well as a small number of properties currently held in the Gulf Coast region requires more estimates than in Canada and the East and West regions. The differences in the reserve estimation process are substantially due to the geological conditions in which the wells are drilled. The process also requires certain economic assumptions, some of which are mandated by the SEC, such as oil and gas prices. Additional assumptions include drilling and operating expenses, capital expenditures, taxes and availability of funds. The accuracy of a reserve estimate is a function of:

•	the quality and quantity of available data;

•	the interpretation of that data;

•	the accuracy of various mandated economic assumptions; and

•	the judgment of the persons preparing the estimate.”

United States Securities and Exchange Commission

November 16, 2007

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 104

6.	Please reconcile for us the fact that your future production costs have declined from 2005 by about 12% while your proved reserved have increased during the same time by approximately 6%.

Our estimated future production costs are comprised of field operating costs as well as severance and property taxes as shown in the table below.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Dollar ($) Change	Percentage Change
Field Operating Costs	$1,355,318	$1,246,637	$108,681	8.7%
Severance and Property Taxes	645,675	1,025,280	(379,605)	-37.0%

Total Future Production Costs	$2,000,993	$2,271,917	$(270,924)	-11.9%

As set forth in the table above, our estimated future field operating costs increased year-over-year by an estimated 8.7% due primarily to the increase in total proved reserves. Future severance and property taxes decreased by an estimated 37% due to a 41.9% decrease in the natural gas price between years ($5.54 at December 31, 2006 versus $9.53 at December 31, 2005). Oil prices were virtually unchanged between years ($59.50 in 2006 versus $58.48 in 2005). To a lesser extent, taxes declined between 2006 and 2005 due to the sale of properties in late 2006 that produced significant amounts of oil in Louisiana, where oil severance taxes are high (12.5%).

7.	Please reconcile for us the fact that your future operating costs are approximately $0.71 per Mcfe while you report 2006 operating costs of $1.31 per Mcfe and the three year average for the last three years is $1.18 per Mcfe, with your unit costs increasing steadily since 1998.

We calculate future operating costs as follows:

Year Ended December 31, 2006
Future Production Costs (in thousands)	$2,000,993

Proved Reserves (Mcfe)	1,416,131

Future Production Costs per Mcfe	$1.41

According to our calculation, future operating costs have increased approximately 7.6% from $1.31 per Mcfe in 2005 to $1.41 per Mcfe in 2006.

United States Securities and Exchange Commission

November 16, 2007

Cabot hereby acknowledges that:

•	Cabot is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Cabot may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information you may contact the undersigned at (281) 589-4848 or Scott Schroeder at (281) 589-4993.

Sincerely,

/s/ Henry C. Smyth
Henry C. Smyth
Principal Accounting Officer
Vice President, Controller and Treasurer

Cc:	Mr. Roger Schwall, United States Securities and Exchange Commission
Mr. Ryan Milne, United States Securities and Exchange Commission
Mr. James Murphy, United States Securities and Exchange Commission
Mr. Scott C. Schroeder, Cabot Oil & Gas Corporation
Ms. Lisa A. Machesney, Cabot Oil & Gas Corporation
Mr. J. David Kirkland, Jr., Baker Botts LLP
Mr. Stephen Parker, PricewaterhouseCoopers LLP